Exhibit 99.1

Press Release	Media Contact Christine Peters T +49 160 60 66 770 christine.peters@freseniusmedicalcare.com

Contact for Analysts and Investors Dr. Dominik Heger T +49 6172 609 2601 dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com/de

Fresenius Medical Care Annual General Meeting: Company makes significant progress in its Transformation Efforts and confirms its ambitious 2024 Growth Targets

•	Today's Annual General Meeting was the first one following the change in legal form completed in November 2023

•	Shareholders voted in favor of the proposed dividend of 1.19 euros, representing an increase of around 6 percent compared to the previous year

•	New compensation system for Management Board approved

•	Ambitious growth targets for 2024 confirmed

Bad Homburg (May 16, 2024) Fresenius Medical Care (FME), the global leader in providing products and services for people with kidney diseases, is executing its strategic turnaround plan and is well on track to achieve its goals for 2024.

At today's Annual General Meeting, Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care AG, said: "Fresenius Medical Care has made significant progress in 2023. The consistent implementation of the transformation program is beginning to pay off. The deconsolidation and the independence are providing Fresenius Medical Care with everything it needs to further strengthen its position in the dialysis market and to realize its full potential.”

Michael Sen added: “On behalf of the Supervisory Board, I would like to thank the members of the Management Board under the leadership of CEO Helen Giza for their trusting cooperation and very good performance in the past financial year. The newly composed management team has the necessary expertise, energy, and experience to take the company forward in the interests of patients, employees, and shareholders.”

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Helen Giza, CEO of Fresenius Medical Care AG, said: “For 2023, we delivered top- and bottom-line growth, and exceeded our operating income outlook that we raised twice. Our FME25 transformation program is ahead of schedule and our portfolio optimization program is well underway. All our achievements mark a highly successful conclusion to an exceptional year of transformation and turnaround efforts.”

“Turning to 2024, this year is being spent in singular focus on disciplined execution and value creation. While 2023 was a year of level-setting, 2024 is one of momentum-building,” said Giza. The CEO thanked employees for their dedication and commitment to ensuring high-quality care for patients worldwide.

A significant majority of 96.97 percent of shareholders approved the dividend proposal for fiscal year 2023 of 1.19 euros, representing an increase of around 6 percent compared to the previous year (2022: 1.12 euros). The proposal aligns with the dividend policy of the company to adjust payouts according to Group net income development (excluding special items).

The shareholders also approved, with a majority of 87.58 percent, the new Management Board’s compensation system.

With a majority of 99.49 percent, the shareholders also approved the update to the Supervisory Board’s remuneration.

The Management Board and the Supervisory Board were discharged for the year 2023 with majorities of 98.71 percent and 98.42 percent, respectively.

At the Annual General Meeting, 88.39 percent of the share capital was represented.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for people with kidney diseases, of whom approximately 4.1 million patients worldwide receive regular dialysis treatment. Through its network of 3,862 dialysis centers, Fresenius Medical Care provides dialysis treatment for approximately 325,000 patients worldwide and is the leading provider of dialysis products such as dialysis machines and dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and the New York Stock Exchange (FMS).

For further information, please visit www.freseniusmedicalcare.com/de.

Legal Disclaimer:

This communication contains forward-looking statements, which are subject to various risks and uncertainties. Future results may differ significantly from the currently expected results due to various factors such as changes in the business, economic, and competitive situation, changes in laws, regulatory approvals, the impact of the Covid-19 pandemic, results of clinical studies, exchange rate fluctuations, uncertainties regarding litigation or investigative proceedings, and the availability of financial resources. These and other risks and uncertainties are described in detail in the reports of Fresenius Medical Care AG filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG assumes no obligation to update the forward-looking statements contained in this communication.

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